FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 22, 2008

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report on Form 6-K contains unaudited consolidated and parent company financial statements of AB Svensk Exportkredit (SEK) prepared under Swedish Generally Accepted Accounting Principles as of and for the nine months ended September 30, 2007.

SEK hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by SEK with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)

	January-September, 2007		January-September, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	7,977.4	7,979.4	5,201.7	5,203.9
Interest expenses	-7,366.7	-7,367.0	-4,606.5	-4,606.7
Net interest revenues	610.7	612.4	595.2	597.2
Commissions earned	19.6	2.7	17.9	1.7
Commissions incurred	-13.9	-12.6	-19.2	-16.7
Remuneration from the S-system	17.9	17.9	20.4	20.4
Net results of financial transactions	-33.2	-33.2	2.0	2.0
Other operating income	1.1	2.3	0.2	1.5
Administrative expenses	-191.9	-179.6	-180.4	-172.3
Depreciations of non-financial assets	-21.1	-20.4	-22.6	-20.8
Other operating expenses	-0.3	0.2	-0.5	0.1

Operating profit	388.9	389.7	413.0	413.1

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0

Taxes (Note 6)	-108.9	-109.1	-118.4	-118.0
Net profit for the period	280.0	280.6	294.6	295.1

Earnings per share (Note 5)	283		298

BALANCE SHEETS

	September 30, 2007			December 31, 2006
	(UNAUDITED)
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,806.9	1,806.9	0.0	1,786.7	1,786.7	—
Of which current assets	(1,525.3)	(1,525.3)	(0.0)	(1,503.1)	(1,503.1)	—
Of which fixed assets	(281.6)	(281.6)	—	(283.7)	(283.7)	—
Credits to credit institutions (Note 3)	21,252.0	21,249.3	3,123.8	14,159.0	14,158.4	3,737.3
Credits to the public (Note 3)	46,744.0	46,744.0	5,924.2	41,975.1	41,975.1	5,394.4
Other interest-bearing securities	177,258.9	177,258.9	—	156,602.2	156,602.2	—
Of which current assets	(138,729.3)	(138,529.3)	—	(117,469.8)	(117,469.8)	—
Of which fixed assets	(38,790.3)	(38,990.2)	—	(39,132.4)	(39,132.4)	—
Of which credits (Note 2)	(38,522.2)	(38,522.2)	—	(39,109.2)	(39,109.2)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	150.3	38.9	—	168.5	56.4	—
Other assets	10,911.9	10,937.1	6.9	10,301.6	10,384.3	22.2
Prepaid expenses and accrued revenues	4,604.0	4,599.7	132.4	4,207.8	4,206.9	153.9

Total assets (Note 4)	262,728.0	262,753.4	9,187.3	229,200.9	229,288.6	9,307.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	871.6	881.6	1.7	3,245.6	3,255.6	6.0
Borrowing from the public	46.6	49.5	0.0	56.0	58.9	—
Senior securities issued	235,962.6	235,962.6	0.0	203,375.6	203,375.6	0.0
Other liabilities	14,205.2	14,190.5	33.3	11,359.6	11,408.7	58.2
Lending/(borrowing) between SEK and the S-system	—	—	9,035.5	—	—	9,083.7
Accrued expenses and prepaid revenues	4,093.5	4,092.8	116.8	3,808.2	3,806.6	159.9
Allocations	410.4	53.3	—	373.7	16.6	—
Subordinated securities issued	2,733.8	2,733.8	—	2,857.9	2,857.9	—

Total liabilities and allocations	258,323.7	257,964.1	9,187.3	225,076.6	224,779.9	9,307.8

Untaxed reserves	n.a.	1,274.2	—	n.a.	1,274.2	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,122.5	411.5	—	1,126.6	208.3	—
Total non-distributable capital	2,112.5	1,401.5	—	2,116.6	1,198.3	—
Profit carried forward	2,011.8	1,833.0	—	1,622.1	1,614.5	—
Net profit for the year	280.0	280.6	—	385.6	421.7	—
Total distributable capital	2,291.8	2,113.6	—	2,007.7	2,036.2	—
Total shareholders’ funds	4,404.3	3,515.1	—	4,124.3	3,234.5	—
Total liabilities, allocations and shareholders’ funds	262,728.0	262,753.4	9,187.3	229,200.9	229,288.6	9,307.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	26.6	26.6	—	29.0	29.0	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	21,749.8	21,749.8	12,877.9	21,888.5	21,888.5	14,162.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-June, 2007	January-December, 2006
Opening balance of shareholders’ funds	4,124.3	3,738.7
Dividend paid.	––	––
Net profit for the period	280.0	385.6
Closing balance of shareholders’ funds.	4,404.3	4,124.3

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2007		January-September, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	-26,302.3	-26,304.4	-19,774.8	-19,821.4
Net cash used in(-)/provided by(+) investing activities	-2.9	-2.9	-4.9	-4.9
Net cash used in(-)/provided by(+) financing activities	30,079.6	30,079.6	21,980.2	21,979.6
Cash and cash equivalents at end of period	3,774.4	3,772.3	2,200.5	2,153.3

Note 1.  Accounting principles

The accounting principles described in SEK’s Annual Report for the year 2006 have been applied unchanged.

Note 2.  Other interest-bearing securities – of which credits

Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. Credits past-due

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.9 million (12/2006: 1.0). The principal amount not past due on such credits was Skr 18.8 million (12/2006: 2.9).

Note 4. Total assets

The amount of total assets at September 30, 2007, Skr 262.7 billion, was approximately Skr 0.2 billion lower than it would have been if the currency exchange rates as of December 31, 2006, had been unchanged.

Note 5.  Earnings per share

Net profit for the period divided by the number of shares.

Note 6.  Taxes

Reported amounts of taxes for the nine-month period ended September 30 represent profits before appropriation multiplied by the standard tax rate (28%),  with addition to certain tax costs related to holding untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.  The Company estimates that the standard tax rate gives an acceptable approximation of the effective tax rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated   January 22, 2008

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President